Exhibit 1

For Immediate Release

Pointer Telocation Q2 2010 Revenues Increased 17.5%
Year-Over-Year to $18.3 Million

•	EBITDA of $3.1 million, compared to $2.5 million YoY
•	$286 thousand in net income, up from $2.9 million net loss in Q2 2009

Rosh HaAyin, Israel August 19th, 2010 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of  Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the second quarter of 2010.

Financial Highlights

Revenues: Pointer's revenues for the second quarter of 2010 increased 17.5% to $18.3 million as compared to $15.6 million for the comparable period in 2009. In the first six months of 2010, revenues were $35.1 million, as compared to $31.6 million in the first half of 2009.

International activities for the second quarter and first six months of 2010 were 29% and 26% of total revenues compared to 23% and 24% in the comparable periods of 2009.

Revenues from products in Q2 2010 were $6.2 million, constituting 34% of total revenues, as compared to $5.0 million constituting 32% of revenues in the second quarter of 2009. Pointer’s revenues from services in the first six months of 2010 were $12.1 million, 66% of total revenues, up from $10.6 million, 68% of total revenues in the comparable period 2009.

Gross Profit: For the second quarter of 2010 gross profit increased 4.8% to $6.9 million from $6.6 million in the second quarter of 2009. As a percentage of revenues, gross margin was approximately 38% in the second quarter of 2010, as compared to 42.5% for the same period in 2009. In the first six months of 2010, gross profit was $13.4 million approximately the same as in the first six months of 2009. Gross margin for the first six months of 2010 was 38.2%, compared to 42.9% for the first six months of 2009. Gross margin decreased mainly as a result of the price erosion in the roadside assistance services.

Operating Income: Pointer reported operating income of $2.0 million for the second quarter of 2010, compared to an operating loss of $1.5 million for the second quarter of 2009. In the first six months of 2010, operating income was $3.6 million, compared to $226 thousand for the same period in 2009.

In Q2 2009, Pointer recorded a non-cash impairment of $3.0 million. Excluding this non-cash impairment, operating income in the second quarter of 2009 was $1.4 million. In the first six months of 2009, operating income, excluding the said non-cash impairment, was $3.2 million.

Net Income: Pointer recorded net income attributable to Pointer’s shareholders for the second quarter of 2010 of $0.29 million, or $0.06 per share, as compared to a net loss of $2.9 million for the second quarter of 2009. For the first six months of 2010, Pointer recorded net income of $0.35 million or $0.07 per share, compared to a net loss of $2.9 million in the same period of 2009.

Net income attributable to a non-controlling interest in affiliates in the second quarter of 2010 was $0.26 million, as compared to net income of $0.67 million in the second quarter of 2009.

Net income attributable to a non-controlling interest in affiliates in the first six months of 2010 was $0.73 million compared to $1.7 million for the comparable period in 2009.

Net income, before giving effect to the exclusion of those earnings relating to non-controlling interests in accordance with SFAS 160, in the second quarter and first six months of 2010 was $0.55 million and $1.1 million, respectively, compared to a loss of $2.2 million and a loss of $1.1 million in the same periods in 2009

EBITDA:

Pointer’s EBITDA for the second quarter and for the first six months of 2010 increased to $3.1 million and $5.8 million, respectively, as compared to $2.5 million and $5.7 million in the comparable periods in 2009.

Danny Stern, Pointer's CEO, said: "The results for Q2 2010 demonstrate a positive trend in almost all our markets and activities.  Demand for products from our broad customer base in over 30 countries has been strong. Our subsidiaries report that demand for services is gradually increasing, as the markets learn of our extensive solutions, something which can be credited to our continual investment and increasing market presence. Additionally, increasing numbers of fleet operators as well as insurance companies are recognizing Pointer's unique solutions, innovation and customer support. EBITDA continues to be strong, enabling us to continue investing in R&D and in expanding into new businesses", concluded Mr. Stern.

Conference Call Information:

Pointer Telocation's management will host today, Thursday August 19th a conference call with the investment community to review and discuss the financial results:

The conference call will commence at 9:30 AM EST, 16:30 Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

  From USA: +1-888-668-9141
From Israel: 03-918-0609

A replay will be available from Aug 20th, 2010 at the company website: www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30countires. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.
For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact: Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Yael Nevat, Commitment-IR.com Tel: 972-9-741 8866, +972-50-762 6215 E-mail: yael@commitment-IR.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,198	$3,209
Trade receivables	13,685	11,619
Other accounts receivable and prepaid expenses	3,842	3,033
Inventories	3,343	2,219

Total current assets	24,068	20,080

LONG-TERM ASSETS:
Long-term accounts receivable	1,039	673
Severance pay fund	6,281	6,070
Property and equipment, net	9,933	9,401
Deferred income taxes	-	507
Other intangible assets, net	7,538	9,022
Goodwill	50,125	51,220

Total long-term assets	74,916	76,893

Total assets	$98,984	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2010	2009
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,713	$9,146
Trade payables	9,571	8,639
Deferred revenues and customer advances	9,157	8,253
Other accounts payable and accrued expenses	5,809	6,248

Total current liabilities	37,250	32,286

LONG-TERM LIABILITIES:
Long-term loans from banks and others	12,991	15,456
Other long-term liabilities	810	621
Accrued severance pay	7,264	7,131

	21,065	23,208
SHAREHOLDERS' EQUITY:

Pointer Telocation Ltd. shareholders' equity	33,555	33,809

Non-controlling interest	7,114	7,670

Total shareholders' equity	40,669	41,479

Total liabilities and shareholders' equity	$98,984	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Revenues:
Products	$11,041	$10,145	$6,230	$4,962	$20,038
Services	24,010	21,414	12,070	10,612	45,287

Total revenues	35,051	31,559	18,300	15,574	65,325

Cost of revenues:
Products	6,221	5,418	3,446	2,457	10,774
Services	14,959	12,105	7,667	6,247	26,645
Amortization of intangible assets	492	492	246	246	976

Total cost of revenues	21,672	18,015	11,359	8,950	38,395

Gross profit	13,379	13,544	6,941	6,624	26,930

Operating expenses:
Research and development, net	1,166	1,460	623	707	2,817
Selling and marketing	3,625	2,978	1,758	1,494	6,249
General and administrative	4,065	4,874	2,114	2,488	8,788
Amortization of intangible assets	889	1,047	437	523	1,942
Impairment of intangible assets	-	2,959	-	2,959	2,959

Total operating expenses	9,745	13,318	4,932	8,171	22,755

Operating income (loss)	3,634	226	2,009	(1,547)	4,175
Financial expenses, net	994	1,096	679	422	2,070
Other expenses, net	23	12	20	-	16

Income (loss) before taxes on income	2,617	(882)	1,310	(1,969)	2,089
Taxes on income	992	42	485	22	887
Income (loss) after Income taxes	1,625	(924)	825	(1,991)	1,202
Equity in losses of affiliate	541	191	277	191	677

Net income(loss)	$1,084	$(1,115)	$548	$(2,182)	$525

Less: net income attributable to the noncontrolling interest	$734	$1,737	$262	$673	2,632

Net income (loss) attributable to Pointer's shareholders	$350	$(2,852)	$286	$(2,855)	$(2,107)

Basic net earnings (loss) per share	$0.074	$(0.60)	$0.060	$(0.60)	$(0.44)

Diluted net earnings (loss) per share	$0.064	$(0.61)	$0.056	$(0.61)	$(0.47)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Cash flows from operating activities:
Net income (loss)	$1,084	$(1,115)	$548	$(2,182)	$525
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation ,amortization and impairment	2,741	5,653	1,347	4,272	8,252
Accrued interest and exchange rate changes of convertible debenture and long-term loans	61	(129)	54	(104)	(85)
Accrued severance pay, net	(55)	(255)	-	(143)	(400)
Gain from sale of property and equipment, net	(38)	(138)		(63)	(377)
Equity in losses of affiliate	541	191	277	191	677
Amortization of deferred stock-based compensation	72	270	24	126	367
Decrease (increase) in trade receivables, net	(2,382)	(659)	(905)	283	1,995
Decrease (increase) in other accounts receivable and prepaid expenses	(1,312)	(155)	(687)	524	(308)
Decrease (increase) in inventories	(1,520)	345	(881)	24	128
Increase in long-term accounts receivable and deferred expenses	(411)	(163)	(368)	(49)	(493)
Write-off of inventories	-	-	-	-	124
Increase in deferred income taxes	907	-	429	-	773
Increase (decrease) in trade payables	850	(686)	25	837	(413)
Increase (decrease) in other accounts payable and accrued expenses	888	1,892	(1,570)	100	461

Net cash provided by (used in) operating activities	1,426	5,051	(1,707)	3,816	11,226

Cash flows from investing activities:
Purchase of property and equipment	(1,938)	(1,337)	(801)	(868)	(3,442)
Proceeds from sale of property and equipment	356	559	136	337	1,215
Investments in affiliate	(480)	(200)	(270)	(200)	(640)
Acquisition of subsidiary (a)	-	(38)	-	(38)	(38)
Increase in long-term accounts receivable	-	-	-	-	279

Net cash used in investing activities	(2,062)	(1,016)	(935)	(769)	(2,626)

Cash flows from financing activities:
Receipt of long-term loans from banks	1,329	-	1,329	-	-
Repayment of long-term loans from banks	(3,283)	(2,870)	(1,647)	(1,446)	(6,027)
Repayment of long-term loans from shareholders and others	(19)	(15)	(9)	(8)	(32)
Receipt of long-term loans from shareholders and others	43	-	43	-	-
Proceeds from issuance of shares and exercise of warrants, net	57	-	9	-	-
Dividend paid to the noncontrolling interest	(1,170)	(586)	(1,170)	(586)	(871)
Short-term bank credit, net	3,514	(434)	3,965	513	(983)

Net cash provided by (used in) financing activities	471	(3,905)	2,520	(1,527)	(7,913)

Effect of exchange rate on cash and cash equivalents	154	(10)	605	(31)	(186)

Increase (decrease) in cash and cash equivalents	(11)	120	483	1,489	501
Cash and cash equivalents at the beginning of the period	3,209	2,708	2,715	1,339	2,708

Cash and cash equivalents at the end of the period	$3,198	$2,828	$3,198	$2,828	$3,209

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited

(a)	Acquisition of subsidiary

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	-	(40)	-	(40)	$(112)
	Property and equipment	-	60	-	60	60
	Customer list	-	24	-	24	24
	Goodwill	-	384	-	384	456
	Accrued severance pay, net	-	(12)	-	(12)	(12)
	Shareholders loan	-	(122)	-	(122)	(122)
	Minority interest	-	(256)	-	(256)	(256)

		-	$38	-	$38	$38

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

Reconciliation of GAAP net income to EBITDA

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation, and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.  Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited

Net income (loss) as reported:	$1,084	$(1,115)	$548	$(2,182)	$525
Financial expenses, net	994	1,096	679	422	2,070
Tax on income	992	42	485	22	887
Depreciation ,amortization and impairment	2,739	5,654	1,346	4,275	8,254

Non-GAAP EBITDA	$5,809	$5,677	$3,058	$2,537	$11,736